Exhibit 99.1

PRESS RELEASE

Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ADDS NEW HIGH GRADE INFERRED MINERAL RESOURCES OF 508,000 AU OUNCES AT 10.73 G/T AT ISLAND GOLD DEEP

MONTREAL, Quebec, Canada, February 25, 2013 – Richmont Mines Inc. (TSX – NYSE MKT: RIC), (“Richmont” or the “Corporation”) announces a first inferred mineral resource estimate for the C Zone at depth at its operating Island Gold Mine near Wawa, Ontario. A 43-101 compliant technical report will be filed within 45 days of this release.

Highlights:

  New C Zone inferred mineral resource estimate of 1.5 million tonnes grading 10.73 g/t Au for 508,000 ounces. The C Zone is sub-vertical, at depths of between 450 metres and 1,000 metres, and appears to be an extension of the areas currently being mined. The mineral resource has been drilled on an approximate 50 m x 50 m pattern, with 55 drill hole intercepts, about 60% of which contained visible gold;

  The average true width of the new C Zone at depth is estimated at 4.5 metres, compared to an average of 2.7 metres above the 400 metre level (current mining operations);

  Preliminary metallurgical testing on representative samples have shown high recovery rates (over 96% at a 24 hour retention time);

  The C Zone remains open in all directions; Several previously identified parallel zones (X, G, E1E, etc) require further drilling and, as such, their results have not been included in the current mineral resource estimation;

  $35 million investment planned on the Island Gold Deep project in 2013 to extend the existing ramp from its current depth of 450 metres below surface, and to commence work on the first segment of a vertical shaft which will be raise-bored from a depth of 450 metres to surface;

  39,000 metres of exploration drilling at depth planned for 2013 with the objective of extending the C Zone resource base laterally, and expanding geological information of other previously identified sub- parallel zones.

Paul Carmel, President and CEO, commented: “We are extremely pleased with this first resource estimate for the area below the existing operating Island Gold Mine. Good continuity of the zone is demonstrated and, even more encouraging, this new resource has higher average widths and grades than what we are currently mining closer to surface, and remains open in all directions. These results reaffirm our belief in the long-term potential of the Island Gold mine and, as such, we will be investing a total of $45 million on this asset ($35 million in Island Gold Deep and $10 million in the existing upper operation) in 2013 to improve both our access to and geological information of the area below our current infrastructure where these newly identified resources exist. More specifically, our plans include extending the ramp from its current depth of 450 metres in order to accelerate and extend the resource base at depth at Island Gold and, upon permitting approval, beginning to raise bore the first 450 metre section of a vertical shaft.”

RICHMONT MINES ADDS NEW HIGH GRADE INFERRED MINERAL RESOURCES OF 508,000 AU OUNCES AT 10.73 G/T AT ISLAND GOLD DEEP
February 25, 2013

ISLAND GOLD DEEP: FIRST INFERRED MINERAL RESOURCE(1)
ESTIMATE – C ZONE(2)(3)
Tonnes	Gold Grade (g/t)	Ounces of gold
1,500,000	10.73	508,000
(1)	Please see the Regulation 43-101 section at the end of this release for full details.
(2)

Established on January 25, 2013, based on a gold price of $1,450/oz and an exchange rate of 1.00. Established using a minimum true width of 2.0 metres, bulk density of 2.80 t/m3, cut-off grade of 3 g/t Au, and a capping of 75 g/t Au. A 43-101 technical report will be filed on SEDAR within 45 days of this release.

(3)	Tonnage and ounces have been rounded.

The mineral resource estimate was prepared by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, Qualified Person as defined by Regulation 43-101 and employee of Richmont Mines Inc.

2013 Planned Work
Richmont will invest an initial $35 million to advance the Island Gold Deep project in 2013. Capital will be focused on extending the existing ramp to gain access to the Island Gold Deep resource and to establish an exploration horizon for further definition and step-out drilling. Ultimately, it is expected that the ramp will reach a final depth of approximately 1,000 metres over a 3 year period. In addition, the Corporation’s objective is to commence the excavation of a 1,000 metre deep vertical shaft to gain access to the Island Gold Deep project. With access at a depth of 450 metres expected shortly, Richmont will benefit from being able to employ a lower cost raise-boring method for the first 450 metre section of the shaft. The permitting approval process has begun in this regard. The Corporation’s objective is to raise-bore the subsequent two vertical sections of the shaft as work on the project advances.

Parameters used for mineral resource estimation
The C Zone that is being defined at depth is typical of the Island Gold mine mineralization with decimeter-sized grey quartz veins, which often contain visible gold, inside plurimetric altered zones with disseminated pyrite. Some drill holes intersected other good mineralized zones that appear to be lateral to the C Zone, but drill spacing was insufficient for them to be included in the current mineral resource estimation.

The current mineral resource estimation of the C Zone was completed for an area which extends over 400 metres laterally, between 450 metres and 1,000 metres below the area of the Island Gold Mine currently being mined. A total of 117 surface and underground drill holes were used to model the C mineralized zone with a 3D wireframe using a minimum true thickness of 2 metres. While mineralized C Zone intersects exist laterally to the West, we consider that the hole spacing is presently too large for a mineral resource estimation. Drilling in this western area will be completed in 2013 from an underground exploration drift currently being extended to the 470 metre level below surface.

Mineral resources were estimated by 3D block modeling (multi-folder block model, with block dimension of 10 metres x 10 metres x 4 metres) with Gems software and using 2 metre composites. Grade estimation was done using an inverse squared distance weighted interpolation method. A minimum of 2 composites and a maximum of 30 composites within a spherical 75 metre search ellipse were used for the interpolation. A high grade assay capping value of 75 g/t Au was used, which is the capping presently used at the Island Gold Mine. A density of 2.80 t/m3 was used for the tonnage calculation, which is based on one URSTM laboratory measurement completed on a composite sample of 4 C Zone core intercepts (a density of 2.82 t/m3 is presently used at the Island Gold Mine).

RICHMONT MINES ADDS NEW HIGH GRADE INFERRED MINERAL RESOURCES OF 508,000 AU OUNCES AT 10.73 G/T AT ISLAND GOLD DEEP
February 25, 2013

Mineral resources were estimated using a minimum average grade of 3.0 g/t Au inside the modeled mineralized zone. This cut-off, based on a gold price of US$1,450 (CAN$1,450) per ounce, is presently used to estimate the mineral reserves at the Island Gold Mine. The mineral resource area was cut into the C Zone wireframe using an extrapolation of about 30 metres from drill hole intercepts. All the blocks inside the clipped wireframe are accounted for in the mineral resource. Inside the mineral resource area, the drill spacing average is 50 meters although there are areas with a larger spacing as well as areas with tighter spacing.

Chart 1: Longitudinal Section – Island Gold Mine Deep: C Zone Deep Estimated Inferred Mineral Resource

At the request of Richmont, RPA has carried out a desktop review of the inferred mineral resources of the Deep C Zone of the Island Gold mine. It is RPA’s opinion that this first inferred mineral resource is reasonable, adequately estimated using standard industry practices and that it complies with the NI 43-101 regulation.

Management Changes
Richmont is pleased to announce the following management appointments:

Mr. Rosaire Émond, Eng., has been appointed as Project Manager for the Island Gold Deep project. Mr. Émond holds a Mining Engineer degree from the University of Laval in Quebec, and has over 28 years of project management and mine-building experience with various companies including Placer Dome Canada and Agnico-Eagle Mines Limited.

Mr. Daniel Adam, Geo., Ph.D., has been appointed to the position of Vice-President, Exploration for Richmont Mines. Mr. Adam obtained a Ph.D in Geology from the University of Nancy in France. He has more than 20 years of experience in production and geological exploration, which include numerous positions of varying responsibility at Selbaie Mines.

Ms. Jennifer Aitken, MBA, has been appointed to the position of Manager, Investor Relations. Ms. Aitken holds a Bachelor’s degree in Industrial Relations from McGill University, and an MBA from Concordia University’s John Molson School of Business. Ms. Aitken has more than five years of communication, sales and marketing experience in addition to six years as a sell-side associate research analyst with a leading Canadian Investment Bank.

Additional details about the Island Gold Mine Property
The 84.4 km2 (8,444 hectare) Island Gold Mine property is located 83 km northeast of Wawa, Ontario. Ore from the Island Gold Mine is processed at Richmont’s on-site mill, an 850 tonne per day rated CIP facility. Since beginning commercial production in October 2007, Richmont’s 100%-owned Island Gold Mine has produced more than 225,000 ounces of gold. Underground operations are accessed via a ramp, and the mine’s infrastructure currently reaches a vertical depth of approximately 400 metres.

About Richmont Mines Inc.
Richmont Mines has produced over 1,300,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES ADDS NEW HIGH GRADE INFERRED MINERAL RESOURCES OF 508,000 AU OUNCES AT 10.73 G/T AT ISLAND GOLD DEEP
February 25, 2013

About RPA
RPA is a group of engineers and geologists who have provided advice to the mining industry for nearly 30 years. RPA provides services to the mining industry at all stages of project development from exploration and resource evaluation through scoping, prefeasibility and feasibility studies, financing, permitting, construction, operation, closure and rehabilitation. RPA’s portfolio of customers includes clients in banking (both debt and equity), institutional investors, government, major mining companies, exploration and development firms, law firms, individual investors, and private equity ventures. RPA offices are located in Canada, the United States, and the United Kingdom (www.rpacan.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, who is a Qualified Person as defined by Regulation 43-101, and an employee of Richmont Mines Inc. Mr. Adam verified and approved the information in this press release. The analyses were conducted at Activation Laboratories Ltd. in Geraldton, Ontario, Swastika Laboratories Ltd. in Swastika, Ontario and at the Lab Expert laboratory in Rouyn-Noranda, Quebec, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish. Samples from 5 holes were assayed at the Wesdome Laboratory in Wawa in order to expedite results; these samples will be re-assayed in a commercial laboratory.

For more information, please contact:

Investor Relations:	Medias:
Jennifer Aitken	Francis Beauvais
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 514 397-1410	Phone: 819 797-2465
E-mail: jaitken@richmont-mines.com	E-mail: fbeauvais@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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